                                   EXHIBIT 2

                         BOARD AND COMMITTEE MEETINGS

  The Board of Directors has established an Audit Committee, a Compensation Committee and an Executive Committee.

  The Board of Directors of the Company held nine meetings during the fiscal year ended March 31, 1998, and each director attended at least 75% of all meetings of the Board of Directors and applicable Committee meetings.

  The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, to discuss and review the scope and the fees of the prospective annual audit and to review the results thereof with the Company's independent public accountants, to review and approve non-audit services of the independent public accountants, to review compliance with existing major accounting and financial policies of the Company, to review the adequacy of the financial organization of the Company and to review management's procedures and policies relative to the adequacy of the Company's internal accounting controls. Messrs. Kramer and Siemer serve on the Audit Committee. During the fiscal year ended March 31, 1998, the Audit Committee met three times for the purposes of (i) reviewing the arrangements and scope of the Company's annual audit; (ii) discussing matters of concern to the Committee with regard to the Company's financial statements or other results of the audit; and (iii) reviewing the Company's internal accounting procedures and controls and the activities and recommendations of the Company's independent public accountants.

  The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all executive officers, to review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto and to administer the Company's various stock plans. Messrs. Hurd and Kramer serve on the Compensation Committee. The Compensation Committee met four times during the fiscal year ended March 31, 1998.

  The Executive Committee is empowered to act with all authority granted to the Board of Directors between board meetings, except with respect to those matters required by Illinois law or by the Company's Bylaws to be subject to the power and authority of the Board of Directors as a whole. Messrs. Gihl, Siemer and Sparacino are the current members of the Executive Committee. During the fiscal year ended March 31, 1998, the Executive Committee did not meet.

                             EMPLOYMENT AGREEMENTS

  The Company entered into written employment agreements with Mr. Gihl on December 19, 1996, with Mr. Nicholson effective June 1, 1996, with Mr. Taylor as of September 19, 1996 , with Mr. Wood effective February 9, 1996, with Mr. Priester effective October 5, 1997 and with Mr. Roach effective January 1, 1998. The employment agreement for Mr. Wood provides for an initial term of one year, while the initial term under Mr. Gihl's employment agreement is approximately 54 weeks, the initial employment term for both Mr. Taylor and Mr. Priester is three years, the initial term for Mr. Roach is four years and Mr. Nicholson's initial employment term under his employment agreement is nineteen months. After the expiration of the initial term, the employment agreements automatically renew for successive one year periods unless either party delivers written notice of its desire to terminate the agreement at least 90 days prior to the expiration of the term. The base salaries for Messrs. Gihl, Nicholson, Taylor, Priester and Wood under their respective employment agreements is $200,000, $125,000, $125,000, $125,000, and $125,000, respectively. The base salary for Mr. Roach under his employment agreement is $90,000 for calendar year 1998, $100,000 for calendar year 1999, $110,000 for calendar year 2000 and $125,000 for calendar year 2001.

  Each of the employment agreements contains a noncompetition covenant whereby the employee agrees that for a period lasting from the date of the agreement to one year after the termination of his employment with the Company (Mr. Taylor's extends for two years from the date of termination), he will not engage in any business that competes with the Company anywhere in the United States (and Canada in the case of Mr. Taylor). In addition, each employee has agreed to be bound by the terms of a confidentiality provision requiring the employee to hold the Company's confidential information in the strictest confidence for the longest period permitted by law. Under the terms of these agreements, the employee's employment with the Company may be terminated prior to the expiration of the term for "cause," as defined in the agreements. In the event of termination for cause or if the employee voluntarily terminates his employment, the Company's obligations under the agreement cease and the employee forfeits all his rights to receive any compensation or benefits, except for salary and benefits for services already performed as of the date of termination. In addition, if the Company terminates an employee's employment under certain circumstances the Company must pay the employee designated severance amounts. In particular, in the event the Company terminates Mr. Gihl's employment for any reason other than death, disability or cause, including the decision not to renew the term of his employment agreement, Mr. Gihl will be entitled to receive in one lump sum payment an amount equal to two years compensation, based upon his highest monthly salary during the twelve months immediately preceding the termination, plus two times the bonus paid Mr. Gihl for the most recent fiscal year. In addition, all of Mr. Gihl's unvested stock options shall vest and become immediately exerciseable and the Company shall continue his medical insurance benefits for a period of two years. Under the terms of Mr. Taylor's employment agreement, if Mr. Taylor's employment is terminated by the Company for any reason other than death, disability or cause, Mr. Taylor shall be entitled to receive his salary for the longer of the remainder of the employment term, or twelve months from the date of termination. In the event the Company terminates Mr. Wood's employment for any reason other than death, disability or cause, including the decision not to renew the term of his employment agreement, the Company shall pay Mr. Wood his base salary for a period of one year following such termination and will continue his medical insurance benefits during such period to the extent Mr. Wood is not entitled to receive similar benefits from a subsequent employer. If the Company terminates Mr. Nicholson's employment for any reason other than cause, death, disability or within one year after certain circumstances defined as a "change of control," but including upon the decision of the Company not to renew the term of Mr. Nicholson's employment, the Company shall pay Mr. Nicholson in one lump sum an amount equal to six times the greater of his monthly salary as of the date of termination or his highest monthly salary during the prior twelve month period and continue Mr. Nicholson's medical insurance benefits during such six month period to the extent Mr. Nicholson is not entitled to receive similar benefits from a subsequent employer. Finally, if the Company terminates Mr. Priester's or Mr. Roach's employment pursuant to the terms of his respective employment agreement for any reason other than death, disability or cause, then the Company will pay such officer all unpaid salary through the remainder of his employment term in accordance with the Company's practices for salaried employees. In addition to the payment of the amounts set forth above, if the Company terminates Mr. Nicholson's employment within one year after a change of control (other than for cause) or Mr. Nicholson terminates his employment for good reason (as defined in such agreement), the Company is obligated to pay Mr. Nicholson in one lump sum an additional amount equal to $25,000. In the case of Messrs. Gihl and Nicholson, the employee may also become entitled to severance under other designated circumstances involving his decision to terminate his employment with the Company. Effective June 1, 1998, Mr. Nicholson's employment agreement was amended, subject to Compensation Committee approval, whereby if Mr. Nicholson terminates his employment for good reason or the Company terminates Mr. Nicholson's employment within one year after a change of control, the Company shall pay Mr. Nicholson in one lump sum an amount equal to the sum of twelve times the greater of his monthly salary as of the date of termination or his highest monthly salary during the prior twelve months, plus $50,000. In the event Mr. Nicholson's employment is terminated without cause, the Company shall pay Mr. Nicholson in one lump sum an amount equal to the sum of twelve times the greater of his monthly salary as of the date of termination or his highest monthly salary during the prior twelve months.

  Under the terms of these agreements, the employees are entitled to bonus amounts based upon the Company meeting certain financial targets. Mr. Gihl's agreement provides for a minimum bonus of $5,000 per quarter and Mr. Wood's agreement provides for a minimum bonus of $4,000 per quarter. Mr. Priester is entitled to a bonus of $75,000 if CDI achieves certain financial targets.

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

  The following table provides certain specified information concerning the grant of options under the 1996 Plan during fiscal 1998 to the Named Executive Officers.

                         Number          % of Total
                       Securities     Options Granted
                       Underlying     to Employees in                                      Grant Date
     Name           Options Granted     Fiscal Year      Exercise Price     Expiration        Value
     ----           ---------------   ---------------    --------------     ----------        -----
Nicholas T. Gihl          --                0%                  --               --             --

Peter A. Nicholson        5,000             2%               $ 8.00            5/8/07         $ 8.00

Kevin O'Connor            5,000             2%                 8.00            5/8/07           8.00

Frank Wood                5,000             2%                 8.00            5/8/07           8.00

James Potach             10,000             4%                10.00            2/2/08          10.00

                  Option Exercises and Fiscal Year-End Values

The following stock table provides certain specified information concerning fiscal year option exercises and unexercised options at March 31, 1998.

                                                     Number of Securities         Value of Unexercised In-the-
                                                    Underlying Unexercised         Money Options At March 31,
                                                  Option at March 31, 1998(#)              1998($)
                     Shares(#)                    ---------------------------              -------
                    Acquired on    Value($)
                      Exercise     Realized
                      --------     --------
    Name                                          Exercisable   Unexercisable     Exercisable    Unexercisable
    ----                                          -----------   -------------     -----------    -------------
Nicholas T. Gihl         --          --             16,666         33,334          $ 41,665        $ 83,335
Peter A. Nicholson       --          --             10,000         25,000            71,700         155,900
Frank Wood               --          --             52,800          5,000           448,800          12,500
Kevin O'Connor           --          --             99,594          5,000           963,074          12,500
James Potach             --          --              5,666         15,334            32,845          27,675

                                 PROPOSAL NO. 5
                     RATIFICATION OF SELECTION OF AUDITORS

  The Board of Directors has selected the firm of Arthur Andersen LLP, independent certified public accountants, to serve as auditors for the Company for the fiscal year ending March 31, 1999. Arthur Andersen LLP has acted as the Company's independent auditor since 1992. It is expected that a member of Arthur Andersen LLP will be present at the Meeting with the opportunity to make a statement if so desired and will be available to respond to appropriate questions.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF ITS SELECTION OF ARTHUR ANDERSEN LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Taylor Transaction

  In September 1996, the Company completed a series of transactions resulting in its holding 61.0% of the Class A Shares of Taylor. In the first step of this transaction, the Company acquired all of the voting stock of Taylor in exchange for aggregate consideration of $7.4 million, the right to receive contingent consideration as described below and 767,112 Taylor Exchangeable Shares. Of the $7.4 million, $2.2 million was in the form of a promissory note from Taylor to Neil R. Taylor, the former majority shareholder of Taylor, which was repaid in full with a portion of the proceeds of the Company's initial public offering, and the remainder was paid in cash at the closing. The 767,112 Taylor Exchangeable Shares are convertible into 767,112 shares of Common Stock of the Company at any time at the election of the holders of such shares.

  Mr. Taylor and the former shareholders of Taylor also hold certain registration rights with respect to their shares of Common Stock issuable upon conversion of their Taylor Exchangeable Shares.

  Under the Taylor Transaction, the former shareholders of Taylor are also entitled to receive certain contingent consideration pursuant to an earn-out formula. Under such formula, Taylor paid the former shareholders an aggregate amount of approximately $1.1 related to the year ended September 30, 1997. For the period between October 1, 1997 and September 30, 1998, if Net Revenues exceed $8.0 million, Taylor will pay to the former shareholders an aggregate amount equal to $1.0 million, and to the extent that Net Revenues during such period exceed $10.6 million, the Company will pay to the former shareholders an aggregate amount, not to exceed $3.0 million, equal to 50.0% of such excess. The Company has guaranteed the payment of all amounts of contingent consideration by Taylor to the former shareholders of Taylor.

  Digital Electronics originally loaned the Company an aggregate of $5.0 million in order to consummate the Taylor Transaction. Immediately thereafter, $4.0 million of the loan was converted into 3,900 Taylor Class A Shares, representing 39.0% of the aggregate amount of such shares. The remaining $1.0 million of indebtedness was repaid in full with a portion of the proceeds from the Company's initial public offering.

  Pursuant to an arrangement with Digital Electronics, the Company agreed that to the extent Taylor is required to make any payment of contingent consideration to the former shareholders of Taylor, the Company will transfer funds to Taylor in an amount equal to such contingent consideration. To the extent the Company funds a portion of a contingent payout, the Company is permitted to cause Taylor to issue additional Taylor Class A Shares to the Company in order to increase the Company's ownership interest in the outstanding Taylor Class Shares by the following percentage: 2.0% multiplied by a fraction, the numerator of which is the entire contingent consideration payable to the shareholders and the denominator of which is $4.0 million. If the entire amount of contingent consideration is paid to the former Taylor shareholders, Digital Electronics' ownership interest in Taylor will be decreased to 36.5% and the Company's interest will be increased to 63.5%.

  In connection with the payment of contingent consideration for the period ended September 30, 1997, the Company's ownership interest in Taylor increased from 61.0 to 61.5% and Digital Electronics ownership percentage decreased from 39.0% to 38.5%

Tess Transaction

  On September 25, 1997, the Company's majority-owned subsidiary, Taylor Industrial Software, Inc. completed the sale of its TESS software product line operation (which had previously been classified as "asset held for sale") to an entity principally owned by Mr. Taylor.

  Mr. Taylor, the former principal shareholder of Taylor, is a member of the Company's board of directors. The sale price was approximately $4 million.

  In connection with this transaction, the Company loaned Mr. Taylor $2 million (U.S.) pursuant to a promissory note (the "Taylor Note") dated September 25, 1997. The Taylor Note bears interest at 8% per annum and is payable in five equal annual installments beginning on September 25, 1999 and ending on September 25, 2003. The Taylor Note is secured by 250,000 Taylor Exchangeable Shares currently held by Mr. Taylor

CDI Transaction

  On October 5, 1997, the Company acquired substantially all of the assets of Computer Dynamics, Inc. ("CDI"), a South Carolina corporation, and certain other related entities pursuant to the terms of an Asset Purchase Agreement (the "Agreement") dated October 5, 1997 (the "CDI Transaction"). The consideration paid by the Company in connection with the Transaction, which was accounted for as a purchase, consisted of approximately $12.3 million in cash, 932,039 shares of common stock of the Company and a warrant (the "Warrant") to purchase 100,000 shares of common stock of the Company. The Warrant is immediately exercisable at a price of $12.875 per share and shall remain outstanding for a period of ten years.

  Additionally, subject to certain adjustments, for five years after the closing, the Company shall pay CDI an annual payment ranging from $0 to $3.0 million for each year in which the year over year earnings of the acquired company exceed 110% to 125% of the base earnings for each period (each and "Earn Out Period"). Each such payment shall be made 50% in cash and 50% in common stock of the Company; provided however, that not more than 347,961 shares may be issued in connection with the payment of such consideration, and once such number of shares have been issued, all remaining payments shall be made in cash.

Each of the shares of Common Stock shall be valued based on their then fair market value at the end of each Earn Out Period.

  Furthermore, the Company entered into a Registration Rights Agreement with CDI and its former majority shareholder, Mr. Kurt Priester, pursuant to which the portion of the shares of common stock of the Company issued to Mr. Priester and CDI in connection with the Transaction or issued pursuant to the Warrant are subject to certain piggy-back registration rights.

  In addition, in connection with the consummation of the Transaction, the Company entered into an employment agreement with Kurt Priester whereby Mr. Priester serves as the President of a wholly-owned subsidiary of the Company.

SensorPulse Transaction

  On December 31, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of SensorPulse Corp., a designer and developer of industrial signal conditioning products and networked input/output (I/O) devices located in South Easton, Massachusetts, a Massachusetts corporation ("SensorPulse"), pursuant to the terms of an Asset Purchase Agreement among SensorPulse, Kevin Roach, Charles Harlfinger, and the Company. Subject to certain adjustments, the consideration paid by the Company consisted of 41,667 shares of Common Stock, approximately $1.25 million in cash and a four year earn out based upon income growth in the business conducted by SensorPulse prior to the closing. Mr. Roach is employed as President of SensorPulse Corp., a wholly-owned subsidiary of the Company.

Other Related Party Transactions

  The Company is party to a lease agreement, dated March 26, 1992, as amended in December, 1996, with J&N Partnership, an Illinois general partnership owned by Messrs. Sparacino and Gihl and Mr. Sparacino's sons and daughter (Mr. Gihl's spouse), pursuant to which the Company leases its principal 39,000 square foot office and manufacturing facility located in Melrose Park, Illinois. Annual rent under the lease is $144,000 plus property taxes, insurance and utilities, and the lease terminates in April 2002. The Company has also agreed pursuant to the terms of the lease agreement to pay all expenses relating to occupancy and maintenance of the leased premises.

  The Company is party to a lease agreement, dated October 5, 1997, with Pelham Capital LLC, a limited liability corporation controlled by Kurt Priester, an officer/shareholder of the Company, pursuant to which the Company leases a 97,000 square foot manufacturing facility for its industrial computer workstation products located in Greenville, South Carolina. Annual rent under the lease is approximately $400,000, plus property taxes, insurance and utilities, and the lease terminates in September 2002. The Company currently subleases 32,000 square feet of this facility to a third party for approximately $100,000 annually through February 28, 2001. The company has the right to request the sublessee to vacate the space upon 60 days notice.

  At March 31, 1998, Mr. Gihl, an executive officer and significant shareholder of the Company, was indebted to the Company in the amount of $203,327 pursuant to two promissory notes bearing interest at a rate per annum equal to 1.0% above the prime rate, maturing on December 16, 1998. Interest is being accrued quarterly under these notes, and all amounts outstanding under these notes are secured by a pledge of Mr. Gihl's shares of Common Stock.

  The Company purchases all of the flat panel display screens that are the principal hardware component incorporated in its graphics-based operator interfere product line from Digital Electronics, which owns 380,001 shares of Common Stock, representing 5.0% of the outstanding Common Stock, and owns 38.5% of the Taylor Class A Shares. Keizo Wada, the President and Chairman of Digital Electronics, owns 18,000 shares of the Common Stock of the Company. Hardware purchases by the Company from Digital Electronics totaled $8.8 million, $10.2 million and $14.6 million for fiscal 1996, 1997 and 1998, respectively. Mr. Gihl is a member of the Board of Directors of Digital Electronics since June of 1996. Digital Electronics is permitted to have a representative present at all regularly scheduled quarterly board meetings of the Company. Such representative does not vote, and receives $2,500 for each board meeting attended plus reimbursement for all out-of-pocket costs and expenses. The Company has nominated this representative of Digital Electronics for election to the Company's Board of Directors for fiscal 1999.

  In November 1996, Taylor entered into a two-year consulting agreement with Digital Electronics whereby Digital Electronics has agreed to provide certain product development and marketing consulting services to Taylor in exchange for compensation of $200,000 per year. This agreement terminates in October 1998.

  On September 12, 1997, the Company entered into an Original Equipment Manufacturer's Purchase Agreement (the "OEM Agreement"), dated as of April 1, 1997, with Digital Electronics, Moritani America, Inc. and Inde Electronics, Inc. The Agreement modifies the terms of the Original Equipment Manufacturer's Purchase Agreement among the same parties dated January 1, 1991. Pursuant to the OEM Agreement, Digital Electronics, the Company's principal hardware supplier, agreed to supply to the Company certain computer hardware products for market and sale on an exclusive basis in North and South America. The Agreement extends the arrangement between the Company and Digital Electronics until January 31, 2005. Effective April 1, 1997, the Company and Digital Electronics also entered into an agreement regarding the April 1, 1997, The Company and Digital Electronics also entered into an agreement regarding the operation and conduct of Taylor's business.

  In March 1997, the Company acquired 10,000 shares of the outstanding common stock of Digital Electronics (1,000 of which the transaction to acquire the shares closed on April 1, 1998), or 0.17% of the outstanding common stock. Mr. Gihl individually owns 10,000 shares of Digital Electronics' common stock, or 0.17% of the outstanding common shares. The Company has accounted for this investment using the cost method of accounting and included in the Company's consolidated balance sheet as of March 31, 1998 is an investment of Digital Stock of approximately $250,000.

  In November 1995, the Company purchased a 40% interest in ProFace, a joint venture among the Company, Digital Electronics and Moritani America, Inc. ("Moritani America"). Moritani America (which, together with its parent, Moritani & Co., owns an aggregate of 291,501 shares of the Company's Common Stock) acts as the import broker of Digital Electronics' products on behalf of the Company. ProFace, an industrial automation products distributor located in the Netherlands, distributes the Company's and Digital Electronics' products in Europe. This investment is accounted for by the Company under the equity method. ProFace did not have significant operations during fiscal 1996. For fiscal 1997 and 1998, respectively, the Company's share of net earnings of the joint venture was $79,425 and $97,489.

  Neil Taylor, a director of the Company, together with his wife, received a $2.2 million note (which was repaid with a portion of the proceeds of the initial public offering), $3.7 million in cash, 575,334 Taylor Exchangeable Shares and the right to receive certain contingent consideration in connection with the Taylor Transaction. Prior to the Taylor Transaction, Neil Taylor and his wife loaned Taylor an aggregate of $230,000. This loan was repaid in full during fiscal 1998.

  The Company's Board of Directors has adopted a policy that any future transactions between the Company and its officers, directors, affiliates or controlling shareholders will be on terms which are considered to be no less favorable to the Company than those obtainable in arm's length transactions with unaffiliated third parties and must be approved by a majority of the disinterested directors.

                             SHAREHOLDER PROPOSALS

  Proposals of shareholders intended for inclusion in the proxy statement to be mailed to all shareholders entitled to vote at the next annual meeting of shareholders of the Company must be received at the Company's principal executive offices not later than March 31, 1999. In order to curtail controversy as to the date on which a proposal was received by the Company, it is suggested that proponents submit their proposals by Certified Mail Return Receipt Requested.